Exhibit 99.11

NOTICE OF GRANT OF RESTRICTED STOCK UNITS	Super Micro Computer, Inc. ID: 77-0353939 980 Rock Ave. San Jose, CA 95131 (408) 503-8000

Name: Address:	Grant Number: Plan: ID:	2016

You have been granted an award of restricted stock units (RSUs) subject to the terms and conditions in the 2016 Equity Incentive Plan and the Restricted Stock Units Agreement, as follows:

Date of Grant:
Vesting Commencement Date:
Total Number of Units Granted:
Vesting Schedule: The RSUs shall vest at the rate of 25% on the first anniversary of the vesting commencement date and 1/16th for each additional 3 full months of your Service. Provided that your Service has not terminated before the applicable vesting date, the RSUs shall vest in whole or in part, in accordance with the following:

Vest Date	Vesting Amount	Vest Type
12 Months	25%	On Vest Date
36 Months	75%	Quarterly

You understand and agree that the RSUs are granted subject to and in accordance with the terms of the Super Micro Computer, Inc. 2016 Equity Incentive Plan (the "Plan"). You further agree to be bound by the terms of the Plan and the terms of the Restricted Stock Units Agreement, which is attached hereto. A copy of the Plan is available in your grant package.

No Employment or Service Contract. Nothing in this Notice or in the attached Restricted Stock Units Agreement or in the Plan shall confer upon you any right to continue in Service for any period of specific duration or interfere with or otherwise restrict in any way the rights of the Company (or any Parent Corporation or Subsidiary Corporation employing or retaining you) or of you, which rights are hereby expressly reserved by each, to terminate your Service at any time for any reason, with or without cause.

Definitions. All capitalized terms in this Notice shall have the meaning assigned to them in the Plan, this Notice or in the Restricted Stock Units Agreement.

Super Micro Computer, Inc.

/s/ Charles Liang
Chairman of the Board, President and CEO